UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64601/June 6, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14366

| | | |
|---|---|---|
| In the Matter of | : | |
| | : | |
| COLUMBIA FUTURES FUND, | : | ORDER MAKING |
| COMPUTER POWER, INC., | : | FINDINGS AND REVOKING |
| CONCEPT DIGITAL, INC., | : | REGISTRATIONS BY |
| CONNECTIVITY TECHNOLOGIES, INC., | : | DEFAULT AS TO FIVE |
| CONSTELLATION 3D, INC., | : | RESPONDENTS |
| CONSTRUCTION TECHNOLOGY | : | |
|    INDUSTRIES, INC., and | : | |
| CONTINUUM GROUP A, INC. | : | |

The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on May 3, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents[1] were served with the OIP by May 17, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due by May 30, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Respondent has filed an Answer, and the time for filing has expired. A telephonic prehearing conference was held on May 27, 2011, in which Respondents did not participate. See 17 C.F.R. §§ 201.221. On June 2, 2011, the Division filed a Motion for Default, requesting that the registration of each class of Respondents' securities be revoked.

Computer Power, Inc. (Computer Power), Connectivity Technologies, Inc. (Connectivity Technologies), Constellation 3d, Inc. (Constellation 3d), Construction Technology Industries, Inc. (Construction Technology Industries), and Continuum Group A, Inc. (Continuum Group A) (collectively, Respondents) are in default for failing to file Answers to the OIP, appear at the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Computer Power (CIK No. 792986) is a New Jersey corporation located in High Bridge, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act

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[1] The Proceeding has ended as to Respondents Columbia Futures Fund and Concept Digital, Inc. See Columbia Futures Fund, Exchange Act Release Nos. 64526 (May 20, 2011), and 64556 (May 27, 2011), respectively.

Section 12(g). Computer Power is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported a net loss of over $42,000 for the prior nine months. On July 10, 2001, Computer Power filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey, which was terminated on February 6, 2006.

Connectivity Technologies (CIK No. 714399) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Connectivity Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1999, which reported a net loss of over $2 million for the prior twelve months.

Constellation 3D (CIK No. 1080290) is a forfeited Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Constellation 3D is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K/A for the period ended December 31, 2000, which reported a net loss of over $20 million for the prior twelve months. On December 13, 2002, Constellation 3D filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was terminated on June 12, 2006.

Construction Technology Industries (CIK No. 748092) is a void Delaware corporation located in Harrington Park, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Construction Technology Industries is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB Registration Statement on March 30, 2000.

Continuum Group A (CIK No. 1272548) is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Continuum Group A is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended March 31, 2004, which reported a net loss of $4,000 for the prior three months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

**ORDER**

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Computer Power, Connectivity Technologies, Constellation 3d, Construction Technology Industries, Continuum Group A are hereby REVOKED.

Cameron Elliot
Administrative Law Judge